FOCUS VENTURE PARTNERS INC.

4647 Saucon Creek Road, Suite 201

Center Valley, Pennsylvania 18034

June 17, 2013

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	Focus Venture Partners, Inc. (the “Company”) Form S-1 Filed July 24, 2012 File No. 333- 182814

Ladies and Gentlemen:

 We previously filed the above-referenced Form S-1 Registration Statement.  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), we hereby request that such registration statement be withdrawn at your earliest convenience.  No securities were offered or sold pursuant to this registration statement and the Registration Statement has not been declared effective.  Please apply the Company’s filing fee to its account with the SEC.  If you have any questions concerning this matter, please contact our attorney, Stephen M. Fleming at 516-833-5034.

 Thank you for your assistance in this matter.

Focus Venture Partners, Inc.

By:	/s/ Christopher Ferguson
Christopher Ferguson
CEO